82.4776

Saipem

Eni GROUP

Via Martiri di Cefalonia 67
20097 San Donato Milanese (MI)
Telex: 310246 Eni-Saipem
Fax: 02/52044415
Tel. centralino: 02/5201
[redacted]
ce Fiscale 00825790157
.e
... dell Eni S.p.A.

05013158

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

RECEIVED
2005 DEC -8 P 12:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rif./Prot. SEGR/ 319
San Donato M.se, December 1, 2005

SUPPL

Re: Saipem S.p.A. - File No. 82.4776

Dear Sirs,

Please find enclosed the following documents that are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

- Second Quarter Report at 30th June 2005
- Saipem Press Release dated 7th November 2005

PROCESSED
DEC 1 2 2005
THOMSON FINANCIAL

Each document indicates the file number in the upper right hand corner of each unbound page.

If you have any questions or comments or require further information, please contact Mr. Alessandro Bernini, telephone number -- (2) 52034293 or Mr. Michele Nebbioli, telephone number -- (2) 52054276.

Yours faithfully,

Saipem S.p.A.
Administration, Finance and Control
Senior Vice President
(Alessandro Bernini)

Saipem

Eni
GROUP

PRESS RELEASE

Saipem: the Board of Directors approves third quarter ended 30th September 2005

- **Revenues:** 1,081 million euros *(Q3 2004: 1,158 million).*
- **Operating Income:** 89 million euros *(Q3 2004: 80 million).*
- **Net Income:** 63 million euros *(Q3 2004: 56 million).*
- **Cash flow**: 115 million euros *(Q3 2004: 112 million).*

San Donato Milanese, 7th November 2005. Today, the Board of Directors of Saipem S.p.A. has reviewed the Saipem Group consolidated third quarter report at 30th September 2005 (not subject to audit), which has been prepared in compliance with the new International Financial Reporting Standards (IFRS), ratified by the European Commission and to be adopted from 2005. To enable comparison with the corresponding period for 2004, figures have been appropriately adjusted, except for the effects associated with the evaluation and recognition of financial instruments, such as derivatives and hedging contracts, since Saipem has opted to introduce IAS 32 and IAS 39 as of 1st January 2005.

Third Quarter

Revenues totalled 1,081 million euros (1,158 million in the third quarter 2004).
Operating Income amounted to 89 million euros (80 million in the third quarter 2004).
Net Income amounted to 63 million euros (56 million in the third quarter 2004).
Cash flow (net income plus depreciation and amortisation) amounted to 115 million euros (112 million in the third quarter 2004).

First Nine Months

Revenues totalled 3,200 million euros (3,069 million in the same period 2004).
Operating Income amounted to 243 million euros (228 million in the same period 2004).
Net Income amounted to 171 million euros (159 million in the same period 2004).

Cash flow (net income plus depreciation and amortisation) amounted to 317 million euros (314 million in the same period 2004).

As previously stated, revenues and associated profit levels, particularly in the Offshore and Onshore Construction sectors, L.N.G. (Liquefied Natural Gas), and, to a lesser extent, in the Drilling, Leased FPSO and M.M.O. (Maintenance, Modification and Operation) sectors, are not consistent over time, as they are not only influenced by market performance but also by climatic conditions and individual project schedules. Consequently, the results from any one particular fiscal period can vary significantly, thereby precluding a direct comparison with the same period in other fiscal years or extrapolation of figures from a single quarter to the entire year.

Investments in the first nine months 2005 amounted to 236 million euros (128 million in the same period 2004) and consisted mainly of the following: maintenance and upgrading of existing asset base (92 million euros); investments in vessels and equipment for specific projects, mainly Kashagan and Sakhalin (79 million euros); capex to strengthen the operating bases/yards in Kazakhstan and West Africa (27 million euros); the acquisition of a tanker and the start of its conversion into an FPSO unit, due to operate on Petrobras' Golfinho 2 field in Brazilian waters (38 million euros).

Net financial debt at 30th September 2005 amounted to 1,046 million euros, an increase of 172 million euros versus 1st January 2005, due mainly to the high level of capital expenditure made during the period, the distribution of dividends amounting to 65 million euros and buy back of treasury shares amounting to 22 million euros.

New contracts and backlog

In the first nine months 2005, Saipem was awarded new contracts amounting to 3,322 million euros (3,140 million euros in the same period 2004), of which 2,498 million euros were in the Offshore sectors (Construction, Drilling and Leased FPSO).

During the third quarter, Saipem was awarded contracts amounting to 1,080 million euros (1,206 million euros in the same period 2004).

The most significant orders awarded in the third quarter include:

Offshore Construction:

- on behalf of Statoil, the Skinfaks/Rimfaks project in Norway, comprising the transport and installation of two sealines, umbilicals, spools and other subsea structures;
- on behalf of Canadian Natural Resources, the Columba E Water Injection project in the British sector of the North Sea, comprising installation, trenching and tie-in of an umbilical connecting the Columba E well to the topsides on the Ninian South platform.

Offshore Drilling:

- on behalf of Gujarat State Petroleum Corporation Ltd, the eighteen-month lease extension of the Jack Up Perro Negro 3 in India;
- on behalf of Burullus Gas Company, the three-month lease extension of the semi-submersible platform Scarabeo 6 in Egypt;
- on behalf of Eni Congo SA, one-year maintenance and workover operations in Congo.

Onshore Drilling:

- on behalf of KPO, the one-year lease of two rigs in Kazakhstan;
- on behalf of Zhaikmunai LLP, the one-year lease of one rig in Kazakhstan;
- on behalf of Repsol, the one-year lease of a rig in Algeria;
- on behalf of Repsol, the lease of two rigs, for two and five months respectively, in Venezuela.

Leased FPSO:

- on behalf of Petrobras, the contract for the provision and management of an FPSO unit due to operate on Golfinho 2 field off the coast of Brazil at a water depth of 1,400 metres. The firm contract lease period is nine years and may be extended for further three years with yearly options. In terms of the agreement Saipem is to convert a tanker into an FPSO unit with a storage capacity of up to 1,600,000 barrels and a production capacity of 100,000 barrels a day.

At the end of September 2005, the backlog stood at 5,428 million euros (5,306 million euros at 31st December 2004).

Management expectations for 2005

The positive overall trend of the market and Saipem's track record and competitiveness, especially on complex projects in frontier areas, underpin expectations for 2005 to achieve further revenue growth, improving on the 2004 record, as well as the award of new contracts to maintain the high backlog level.

The company's financial results are affected by Saipem's substantial euro-denominated structural costs, whilst the currency of its reference market is the US Dollar. The impact of the euro/dollar exchange rate variations is felt approximately one year after contract award, i.e. the average time lag between contract acquisition (and hedging), and execution. In 2005 therefore, Saipem will carry out contracts that were won (and hedged) when the euro was particularly strong.

Nevertheless, volumes are expected to grow and prices may be adjusted, albeit gradually, in line with the variations in the euro/US Dollar exchange rate in those business sectors and those areas where US competition is weakest. This, at present, supports the expectation that, in 2005, the Group can repeat the record 2004 results, with possible room for further improvement.

Capital expenditure for 2005 is estimated at approximately 365 million euros, and will cover maintenance and upgrading of existing asset base, investments in new equipment for specific projects, capex to strengthen the operating bases/yards in Kazakhstan, Nigeria and Angola, and the start of work on the conversion of a tanker into an FPSO unit due to operate in the Petrobras' Golfinho 2 field in Brazilian waters.

Forward-looking statements are based on a number of assumptions and expectations that could ultimately prove inaccurate, as they are subject to risks and variables outside the company's control. These include: currency fluctuations, interest rate fluctuations, the level of capital expenditure in the oil and gas industry, as well as other industries, political instability in those regions in which Saipem operates, and actions by the competition. Moreover, contract execution is also subject to variables outwith the company's control, such as weather conditions. Actual results could therefore differ materially from the forward-looking statements.

Financial flows

The increase in net financial debt of 172 million euros versus 1st January 2005 is due to the following:

Outflows

- capital expenditure on tangible and intangible fixed assets amounting to 241 million euros;
- increase in net current assets of 157 million euros;
- distribution of dividends of 65 million euros;
- buy-back of treasury shares amounting to 22 million euros;
- valuation at fair value of interest rate hedging contracts of 4 million euros.

Inflows

- cash flow (net income plus depreciation and amortisation) of 317 million euros.

Adjustments to the income statement at 30th September 2004 resulting from the application of the International Financial Reporting Standard

The following table provides the reconciliation of the net income for the first nine months of 2004, which was based on previously used accounting principles, and that resulting from the introduction of the new IFRS.

(million euros)

Income Statement	September 2004		
	Previously used accounting principles	Effects of IFRS introduction	IFRS
Revenues	3,069	–	3,069
Operating costs	(2,683)	(3)	(2,686)
Gross Operating Income	**386**	**(3)**	**383**
Depreciation and amortisation	(186)	31	(155)
Operating Income	**200**	**28**	**228**
Financial expenses	(21)	–	(21)
Income before income taxes	**179**	**28**	**207**
Income taxes	(45)	–	(45)
Minority Interest	(3)	–	(3)
Net Income	**131**	**28**	**159**

Main effects in detail (million euros):	September 2004
Net income pre IFRS	**131**
- Discounted valuation of employee termination indemnities	1
- Capitalisation of cyclical maintenance	(12)
- Adjustment of Goodwill amortisation	39
Total IFRS adjustments:	**28**
Net income under IFRS	**159**

Analysis by business sector

Offshore Construction:

(million euros)

	Third quarter		First nine months	
	2004	2005	2004	2005
Revenues	732	615	1,907	1,872
Operating expenses, net of cost of materials	(550)	(415)	(1,418)	(1,249)
Cost of materials	(98)	(107)	(252)	(362)
Depreciation and amortisation	(24)	(19)	(71)	(63)
Contribution from operations (*)	60	74	166	198
New orders awarded	776	322	1,898	1,827

(*) *Operating Income before general and administrative expenses*

The backlog at 30th September 2005 amounted to 3,258 million euros, of which 693 million are to be realised in the fourth quarter 2005.

- Revenues in the first nine months 2005 amounted to 1,872 million euros, a 2% decrease versus the same period 2004, mainly due to reduced activities in West Africa, which were only partially offset by the recovery of operations in the North Sea.

- Contribution from operations in the first nine months 2005 amounted to 198 million euros, equal to 10.6% of revenues, versus 166 million euros, equal to 8.7% of revenues in the same period 2004. The increase in margin with respect to the previous year is due to improved efficiency on a number of projects that are in their final stage of completion and a greater incidence of North Sea projects.

Onshore Construction:

(million euros)

	Third quarter		First nine months	
	2004	2005	2004	2005
Revenues	174	186	452	518
Operating expenses, net of cost of materials	(118)	(126)	(303)	(353)
Cost of materials	(33)	(38)	(88)	(106)
Depreciation and amortisation	(7)	(9)	(17)	(20)
Contribution from operations (*)	16	13	44	39
New orders awarded	181	38	500	182

(*) *Operating Income before general and administrative expenses*

The backlog at 30th September 2005 amounted to 427 million euros, of which 140 million are to be realised in the fourth quarter 2005.

- Revenues in the first nine months 2005 amounted to 518 million euros, a 14.6% increase, versus the same period 2004, due to higher levels of activity on the Sakhalin project in Russia and the full-scale activity on projects in Nigeria.

- Contribution from operations, in the first months 2005, amounted to 39 million euros, versus 44 million euros in the same period 2004, with margins declining from 9.7% to 7.5%. This fall in profitability is partially attributed to increased commercial costs.

Liquefied Natural Gas (L.N.G.):

(million euros)

	Third quarter		First nine months	
	2004	2005	2004	2005
Revenues	51	73	144	206
Operating expenses	(44)	(69)	(121)	(192)
Depreciation and amortisation	(1)	(1)	(2)	(3)
Contribution from operations (*)	6	3	21	11
New orders awarded	124	74	337	257

(*) *Operating Income before general and administrative expenses*

The backlog at 30th September 2005 amounted to 498 million euros, of which 111 million are to be realised in the fourth quarter 2005.

- Operations carried out mainly in China, Morocco and Belgium allowed revenues to grow to 206 million euros in the first nine months 2005, a 43.1% increase versus the same period the previous year.

- In the first nine months 2005, contribution from operations amounted to 11 million euros, or 5.3% of revenues (first nine months 2004: 21 million euros, or 14.6% of revenues). This contraction in margin is mainly attributed to the significant increase in cost of materials on projects under execution.

Maintenance, Modification & Operation (M.M.O.):

(million euros)

	Third quarter		First nine months	
	2004	2005	2004	2005
Revenues	76	75	199	226
Operating expenses	(69)	(69)	(181)	(208)
Depreciation and amortisation	(2)	–	(4)	(1)
Contribution from operations (*)	5	6	14	17
New orders awarded	32	67	226	256

(*) *Operating Income before general and administrative expenses*

The backlog at 30th September 2005 amounted to 93 million euros, of which 39 million are to be realised in the fourth quarter 2005.

- Operations, carried out mainly in France, Italy, West Africa and Russia enabled revenues for the first nine months 2005 to total 226 million euros, a 27 million euro increase versus the same period 2004.

- Contribution from operations, in the first nine months 2005, amounted to 17 million euros, equal to 7.5% of revenues, versus 14 million euros, equal to 7% of revenues in the same period 2004, thanks to a recovery in operational efficiency in France and Russia.

Offshore Drilling:

(million euros)

	Third quarter		First nine months	
	2004	2005	2004	2005
Revenues	73	73	213	213
Operating expenses	(46)	(46)	(133)	(134)
Depreciation and amortisation	(12)	(12)	(34)	(34)
Contribution from operations (*)	15	15	46	45
New orders awarded	21	47	61	186

(*) *Operating Income before general and administrative expenses*

The backlog at 30th September 2005 amounted to 290 million euros, of which 63 million are to be realised in the fourth quarter 2005.

- Revenues for the first nine months 2005 are in line with those recorded in the same period 2004.

- Contribution from operations in the first nine months 2005 was virtually unchanged when compared to the same period 2004, as was profitability as a percentage of revenues. Reduced utilisation of the drillship Saipem 10000, which completed preparatory works early in the third quarter prior to commencing a contract in Angola, nullified the positive effects of the almost full-scale operations of the semi-submersible platform Scarabeo 4 and the jack-up Perro Negro 5 during the third quarter 2005.

- Vessel utilisation was as follows:

Vessel	*Days under contract*	
Semi-submersible platform Scarabeo 3	273	
Semi-submersible platform Scarabeo 4	161	a
Semi-submersible platform Scarabeo 5	273	
Semi-submersible platform Scarabeo 6	273	
Semi-submersible platform Scarabeo 7	273	
Drillship Saipem 10000	233	a
Jack-up Perro Negro 2	256	b
Jack-up Perro Negro 3	273	
Jack-up Perro Negro 4	273	
Jack-up Perro Negro 5	83	a

a = for the remaining days (to 273), the vessel underwent upgrading works in readiness for a new contract.
b = for the remaining days (to 273), the vessel underwent class reinstatement works

Onshore Drilling:

(million euros)

	Third quarter		First nine months	
	2004	2005	2004	2005
Revenues	39	52	117	145
Operating expenses	(29)	(40)	(88)	(112)
Depreciation and amortisation	(5)	(6)	(14)	(14)
Contribution from operations (*)	5	6	15	19
New orders awarded	59	50	96	129

(*) *Operating Income before general and administrative expenses*

The backlog at 30th September 2005 (inclusive of the five-year contract on behalf of Agip KCO to be carried out using two client-owned rigs on D Block of the Kashagan field in Kazakhstan) amounted to 280 million euros of which 51 million are to be realised in fourth quarter 2005.

- Revenues for the first nine months 2005 show a 23.9% growth versus those of the same period 2004, mainly attributed to increased activities in South America.

- Contribution from operations in the first nine months 2005 increased by 4 million euros versus the same period last year, with a margin on revenues rising from 12.8% to 13%. This recovery in profitability is due to greater activity in South America.

- Average utilisation of rigs stood at 91% (76% in the third quarter 2004); rigs were located as follows: 13 in Peru, 8 in Saudi Arabia, 6 in Venezuela, 4 in Algeria, 2 in Italy, 2 in Kazakhstan, 1 in Egypt and 1 in Georgia.
  In addition, 5 third-party rigs were deployed in Peru and 1 in Kazakhstan by the joint-venture company SaiPar.
  Finally, 1 rig owned jointly with third parties operated in Kazakhstan.

Leased FPSO:

(million euros)

	Third quarter		First nine months	
	2004	2005	2004	2005
Revenues	13	7	37	20
Operating expenses	(8)	(3)	(20)	(10)
Depreciation and amortisation	(3)	(3)	(8)	(7)
Contribution from operations (*)	2	1	9	3
New orders awarded	13	482	22	485

(*) *Operating Income before general and administrative expenses*

The backlog at 30th September 2005 amounted to 582 million euros, of which 5 million are to be realised in fourth quarter 2005.

- In the first nine months 2005, revenues decreased by 17 million euros versus the same period 2004. This fall in volumes and the 6 million euro reduction in contribution from operations compared to the first nine months 2004, are mainly due to the fact that the Prestige project was in full operation during 2004.

Attachments:

- Reclassified Consolidated Balance Sheet and Reclassified Consolidated Income Statements by nature and destination of costs.

RECLASSIFIED CONSOLIDATED BALANCE SHEET

(million euros)

	31st December 2004 (*)		30th September 2005	
Net tangible fixed assets		1,712		1,811
Net intangible fixed assets		835		831
		2,547		2,642
- Offshore Construction	1,146		1,223	
- Onshore Construction	245		235	
- LNG	175		173	
- MMO	83		84	
- Offshore Drilling	725		729	
- Onshore Drilling	80		74	
- Leased FPSO	65		96	
- Other	28		28	
Financial investments		17		28
Non-current assets		**2,564**		**2,670**
Working capital	29		74	
Provision for contingencies	(122)		(130)	
Net current assets		**(93)**		**(56)**
Employee termination indemnities		**(33)**		**(34)**
CAPITAL EMPLOYED		**2,438**		**2,580**
Net equity		**1,555**		**1,522**
Minority interest in net equity		**9**		**12**
Net debt		**874**		**1,046**
COVER		**2,438**		**2,580**
SHARES ISSUED AND OUTSTANDING		**441,177,500**		**441,410,900**

(*) Figures have been adjusted following the introduction of IAS 32 and IAS 39 from 1st January 2005.

RECLASSIFIED CONSOLIDATED INCOME STATEMENTS
BY
NATURE OF COSTS

(million euros)

	Third quarter		First nine months	
	2004	2005	2004	2005
Operating revenues	1,158	1,081	3,069	3,200
Other revenues and income	1	5	6	8
Purchases, services and other costs	(826)	(718)	(2,143)	(2,211)
Payroll and related costs	(197)	(227)	(549)	(608)
GROSS OPERATING INCOME	**136**	**141**	**383**	**389**
Amortisation, depreciation and write-downs	(56)	(52)	(155)	(146)
OPERATING INCOME	**80**	**89**	**228**	**243**
Financial expenses	(11)	(12)	(33)	(38)
Income from investments	5	4	12	16
INCOME BEFORE INCOME TAXES	**74**	**81**	**207**	**221**
Income taxes	(17)	(17)	(45)	(47)
NET INCOME BEFORE MINORITY INTEREST	**57**	**64**	**162**	**174**
Minority interest	(1)	(1)	(3)	(3)
NET INCOME	**56**	**63**	**159**	**171**
CASH FLOW (Net income + Depreciation and amortisation)	**112**	**115**	**314**	**317**

RECLASSIFIED CONSOLIDATED INCOME STATEMENTS
BY
DESTINATION OF COSTS

(million euros)

	Third quarter 2004	Third quarter 2005	First nine months 2004	First nine months 2005
Operating revenues	1,158	1,081	3,069	3,200
Production costs	(1,008)	(926)	(2,637)	(2,776)
Idle costs	(22)	(19)	(61)	(38)
Selling expenses	(16)	(15)	(52)	(49)
Research and development costs	(3)	(2)	(6)	(5)
Other operating income, net	–	(1)	2	–
CONTRIBUTION FROM OPERATIONS	**109**	**118**	**315**	**332**
General and administrative expenses	(29)	(29)	(87)	(89)
OPERATING INCOME	**80**	**89**	**228**	**243**
Financial expenses	(11)	(12)	(33)	(38)
Income from investments	5	4	12	16
INCOME BEFORE INCOME TAXES	**74**	**81**	**207**	**221**
Income taxes	(17)	(17)	(45)	(47)
NET INCOME BEFORE MINORITY INTEREST	**57**	**64**	**162**	**174**
Minority interest	(1)	(1)	(3)	(3)
NET INCOME	**56**	**63**	**159**	**171**
CASH FLOW (Net income + Depreciation and amortisation)	**112**	**115**	**314**	**317**

Saipem

Eni GROUP

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy

Relations with institutional investors and financial analysts:
Mr. Giulio Bozzini
Mr. Salvatore Colli
Tel.: +39-02520.34653
Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it



Eni GROUP

Saipem

Second quarter report

at 30th June

2005

Eni GROUP Saipem

Second quarter report

at 30th June

2005

contents

Economic and financial data 2
Results from operations 2
Revenues by business sector 3
Revenues by geographical area 3
New contracts awarded to Saipem Group 4
Order backlog 5
Order backlog by geographical area 5
Basis of preparation 6
Consolidation principles 7
Valuation criteria 8
Effects of the introduction of the IFRS 14
Auditors' report on the effects
of the introduction of the IFRS 22
Economic results 24
Human Resources 26
Consolidated balance sheet and financial position 27
New contracts 30
Management expectations for 2005 32
Analysis by business sector:
33 Offshore Construction
34 Offshore Drilling
35 Leased FPSO
36 Onshore Construction
37 Onshore Drilling
38 Liquefied Natural Gas (L.N.G.)
39 Maintenance, Modification and Operation (M.M.O.)

Approved by the Board of Directors
at the meeting of 27th July 2005

Saipem is a subsidiary of Eni S.p.A.

Quarterly reports are not subject to audit.

Economic and financial data

(million euros)

	Second Quarter			First Half		
	2004	2005	Var.%	2004	2005	Var.%
Revenues	1,006	1,165	15.8	1,911	2,119	10.9
Contribution from operations	106	112	5.7	206	214	3.9
Operating income	77	82	6.5	148	154	4.1
Capital expenditure	41	79	92.7	92	141	53.3

	31st December 2004	1st January 2005	30th June 2005
Net debt:			
- medium/long term	487	495	483
- short term	379	379	459
Total	**866**	**874**	**942**

Results from operations

	Second Quarter			First Half		
	2004	2005	Var.%	2004	2005	Var.%
Offshore Construction						
- subsea pipeline laid (km)	387	388	0.3	659	687	4.2
- structures installed (tons)	51,120	46,945	(8.2)	78,020	72,289	(7.3)
Offshore Drilling						
- metres drilled	31,959	19,775	(38.1)	59,700	48,023	(19.6)
- wells drilled	27	11	(59.3)	35	24	(31.4)
Leased FPSO						
- FPSO vessels' utilisation (days)	90	90	-	181	180	(0.6)
Onshore Construction						
- pipeline laid (km)	45	239	431.1	73	414	467.1
- structures installed (tons)	3,123	89	(97.2)	9,567	3,585	(62.5)
Onshore Drilling						
- metres drilled	90,879	138,384	52.3	193,612	270,750	39.8
- wells drilled	19	52	173.7	51	106	107.8
estimated average equipment utilisation (%)	76	90	18.4	76	91	19.7

Revenues by business sector

(million euros)

	Second Quarter			First Half		
	2004	2005	Var.%	2004	2005	Var.%
Offshore Construction	606	686	13.2	1,175	1,257	7.0
Offshore Drilling	76	71	(6.6)	140	140	-
Leased FPSO	16	7	(56.3)	24	13	(45.8)
Onshore Construction	157	186	18.5	278	332	19.4
Onshore Drilling	39	52	33.3	78	93	19.2
Liquefied Natural Gas	52	75	44.2	93	133	43.0
Maintenance Modification and Operation	60	88	46.7	123	151	22.8
Total	**1,006**	**1,165**	**15.8**	**1,911**	**2,119**	**10.9**

Revenues by geographical area

(million euros)

	Second Quarter		First Half	
Geographical area (*)	**2004**	**2005**	**2004**	**2005**
Italy	25	62	57	93
Rest of Europe	157	208	238	356
C.S.I.	125	190	209	302
Rest of Asia	123	207	250	344
North Africa	160	154	336	256
West Africa	372	298	740	690
Americas	44	46	81	78
Total	**1,006**	**1,165**	**1,911**	**2,119**

(*) Final destination of services

New contracts awarded to Saipem Group

(million euros)

	Second Quarter		First Half	
	2004	2005	2004	2005
Saipem S.p.A.	139	62	252	177
Group companies	870	1,123	1,682	2,065
Total	**1,009**	**1,185**	**1,934**	**2,242**
Offshore Construction	577	879	1,122	1,505
Offshore Drilling	8	5	40	139
Leased FPSO	9	2	9	3
Onshore Construction	72	50	319	144
Onshore Drilling	9	30	37	79
Liquefied Natural Gas	210	92	213	183
Maintenance Modification and Operation	124	127	194	189
Total	**1,009**	**1,185**	**1,934**	**2,242**

New contracts awarded



million euros
2,500
2,000
1,500
1,000
500
0
1,934
194
213
37
319
9
40
1,122
2,242
189
183
79
144
3
139
1,505
First half 2004
First half 2005
Offshore Construction
Offshore Drilling
Leased FPSO
Onshore Construction
Onshore Drilling
LNG
MMO

Order backlog

(million euros)

	31st December 2004	30th June 2005
Offshore Construction	3,303	3,551
Offshore Drilling	317	316
Leased FPSO	117	107
Onshore Construction	763	575
Onshore Drilling	296	282
Liquefied Natural Gas	447	497
Maintenance Modification and Operation	63	101
Total	**5,306**	**5,429**

Order backlog by geographical area

(million euros)

Geographical area	31st December 2004	30th June 2005
Italy	1	19
Rest of Europe	1,049	957
C.S.I.	1,521	1,344
Rest of Asia	918	1,001
North Africa	341	196
West Africa	1,349	1,704
Americas	127	208
Total	**5,306**	**5,429**

Order backlog by geographical area at 30th June 2005


Rest of Asia
1,001
West Africa
1,704
Americas
208
957
Rest of Europe
196
North Africa
1,344
19
Italy
C.S.I.

Basis of preparation

This quarterly report has been prepared in compliance with the International Financial Reporting Standards (hereafter "IFRS" or International Accounting Standards, hereafter "IAS") issued by the International Accounting Standards Board (IASB)[1] and adopted by the European Commission, following the procedure contained in art. 6 of European Regulation No. 1606/2002 of the European Parliament and European Council of 19th July 2002.
With reference to Consob resolution no. 14990, dated 14th April 2005, the information disclosed in this quarterly report has been prepared in accordance with the provisions of Appendix 3D of Listed Companies regulations (Consob Regulation no. 11971 dated 14th May 1999 and subsequent amendments); for this reason, the provisions of IAS 34 - Interim Financial Statements have not been applied. This Report includes concise financial information in the following tables: balance sheet, income statement, variation to net equity and cash flow statement.
The criteria described in this paragraph may not coincide with the IFRS guidelines applicable on the 31st December 2005 due to future decisions by the European Commission as regards the approval of International Accounting Standards or the issue of new principles, interpretations or implementation guidelines by the International Accounting Standards Board (IASB) or the International Financial Reporting Interpretation Committee (IFRIC).

This quarterly report comprises the interim data of Saipem S.p.A. and of all Italian and foreign subsidiaries over which Saipem S.p.A. holds the right to exercise direct or indirect control, determining financial and management decisions and to reap the relevant benefits. The consolidated financial statements also include, on a line-by-line proportional basis, the interim data of jointly managed companies by way of agreements with the other partners.
Companies held exclusively for subsequent sale, those in liquidation and minor investments if considered immaterial are excluded from the consolidation. The effects of these exclusions are not material[2].

Subsidiaries excluded from the consolidation area, associated companies and other holdings have been valued using the criteria described under the heading "Financial fixed assets".

Contract work in progress includes extra revenues from additional works following modifications to the original contracts where they can be reasonably undertaken. Owing to the ever-increasing volumes generated by EPIC (Engineering, Procurement, Installation and Construction) type projects, which are intrinsically highly complex, large-scale, long-term and involve a high level of unpredictability, the periodic statements include expected additional revenues even before a formal agreement with the counterpart is reached.

The economic information provided in this report refers to the first half 2005 as well as the first half 2004. Financial data refers to 30th June 2005 and 31st December 2004. The financial tables have been compiled to allow easy comparison with the six-monthly and annual reports.
Unless otherwise indicated, data is expressed in millions of euros.
In accordance with CONSOB regulations, quarterly reports are not subject to audit.

1 *IFRS comprise of: (i) International Financial Reporting Standards (IFRS); (ii) International Accounting Standards (IAS); (iii) interpretations issued by the International Financial Reporting Interpretation Committee (IFRIC) and by the Standing Interpretations Committee (SIC) and adopted by IASB. The denomination International Financial Reporting Standards (IFRS) was adopted by IASB and applies to all standards issued after May 2003. Standards issued before May 2003 have maintained the denomination IAS.*

2 *According to the dispositions of the Framework of international accounting standards, "information is material if its omission or misstatement could influence the economic decisions of users taken on the basis of the financial statements".*

Consolidation principles

The IFRS application has not produced significant variations versus the consolidation principles adopted for the preparation of the Consolidated Financial Statements at 31st December 2004.

Interests in companies included in consolidation

Assets and liabilities, expense and income related to fully consolidated companies are wholly incorporated into the consolidated balance sheet; the accounting value of these interests is eliminated against the corresponding fraction of the shareholders' equity of the companies owned.
The accounting value of interests in companies consolidated using the proportional method is eliminated against the corresponding fraction of the shareholders' equity of the companies owned; under this method, assets and liabilities, expense and income related to consolidated companies are incorporated into the balance sheet proportionally to the interest held.
The shareholders' equity in owned companies is determined by attributing to each item of the balance sheet the current value at the date of acquisition of control. Any positive residual difference is recognized under "Difference in consolidation". Negative residual differences are charged against profit and loss account.
Gains or losses deriving from the disposal of interests in consolidated companies are recorded in the profit and loss account for the amount corresponding to the difference between the sale price and the corresponding fraction of shareholders' equity sold.
Fractions of shareholders' equity and of net income of minority interest are recognized under specific items in the income statement. Minority interest is determined based on the current value attributed to assets and liabilities at the date of the acquisition of control, excluding any related goodwill.
Dividends, revaluations, write-downs and losses on interests in consolidated companies, in addition to gains and losses realized on inter-company disposals of shareholdings in consolidated companies, are eliminated.

Inter-company transactions

Profits and losses deriving from inter-company transactions unrealized towards third parties are eliminated. Receivables, payables, income and expenditure as well as guarantees, commitments and risks between consolidated companies are also eliminated.

Foreign currency translation

Financial statements of consolidated companies denominated in currencies other than the euro are converted to euro applying: (i) exchange rates prevailing at the end of the period to assets and liabilities; (ii) the historic exchange rates to equity accounts; (iii) the average rates for the period (source: Italian Exchange Bureau) to income statement accounts.
Exchange rate differences from conversion deriving from the application of different exchange rates for assets and liabilities, shareholders' equity and income statement are recognized under the item "Reserve for exchange rate differences" within shareholders' equity for the portion relating to the Group and under the item "Minority interest" for the portion related to minority shareholders'.
Financial statements of foreign subsidiaries which are translated into euros are denominated in their functional currencies, i.e. the local currency or the currency used for the majority of economic transactions, assets and liabilities.

Valuation criteria

The most significant evaluation criteria used for the preparation of the consolidated financial statements are shown below.

Non-current assets

Tangible assets

Tangible assets are stated at their purchase or production cost including ancillary costs which can be directly attributed to them that are required to make the asset ready for use. In addition, when a substantial amount of time is required to make the asset ready for use, the purchase price or production cost includes the financial expenses that would have theoretically been saved had the investment not been made. The purchase or production costs is net of Government grants that are recorded in a contra asset account when authorized, if all the required conditions have been met. No revaluation is allowed even in application of specific laws.
Assets carried in financial leasing are stated among the tangible assets, as a contra to the financial payable to the lessor, and depreciated using the criteria detailed below.

Tangible assets, including financial leasing, are amortized systematically over the duration of their useful life taken as an estimate of the period for which the assets will be used by the company. When the tangible asset comprises more than one significant element with different useful lives, the amortization is carried out for each component. The amount to be depreciated is represented by the book value reduced by the presumable net realizable value at the end of the useful life, if it is significant and can be reasonably determined. Land is not depreciated, even if bought together with a building as well as tangible disposal assets which are valued at the lower of book value and fair value less costs to sell.
Assets that can be used free of charge are depreciated over the shorter of the duration of the concession and the asset useful life.

Renewals, improvements and transformations which extend asset lives are capitalized.
The costs for the substitution of identifiable components in complex assets are capitalized and depreciated over their useful life; the residual book value of the component that has been substituted is charged to the income statement. Ordinary maintenance and repair costs are expensed when incurred.

When events occur that lead to a presumable reduction in the book value of tangible assets, their recoverability is checked by comparing their book value with the realizable value, represented by the greater of fair value less costs to sell and replacement cost.
In the absence of a binding sales agreement, fair value is estimated on the basis of market values, of recent transactions, or of the best available information that shows the proceeds that the company could reasonably expect to collect from the asset's disposal.
Replacement cost is determined by discounting the expected cash flows deriving from the use of the asset and, if significant and reasonably determinable, the cash flows deriving from its disposal at the end of its useful life. Cash flows are determined on the basis of reasonable and documented assumptions that represent the best estimate of the future economic conditions during the remaining useful life of the asset, giving more importance to independent assumptions. The discounting is carried out at a rate that takes into account the implicit risk in the sector.
Valuation is carried out for each single asset or, if the realizable value of single assets

cannot be determined, for the smallest identifiable group of assets that generates independent cash inflows from their continuous use, so called cash generating unit.
When the reasons for their impairment cease to exist, Saipem reverses previously recorded impairment charges and records an income as asset revaluation in the income statement of the relevant year. This asset revaluation is the lower of the fair value and the book value increased by the amount of previously incurred write-downs net of related amortization that would have been made had the impairment not been made.
Tangible assets destined for specific operating projects, for which no further future use is envisaged due to the peculiarities of the asset itself or the high usage sustained during the execution of the project, are amortised over the duration of the project.

Intangible assets

Intangible assets include assets which lack physical consistence that are identifiable, controlled by the company and able to produce future economic benefits, and goodwill acquired in business combinations.
Intangible assets are stated at purchase or production cost determined with the criteria used for tangible assets. No revaluation is allowed even in application of specific laws.
Intangible assets with a defined useful life are amortized systematically over the duration of their useful life taken as an estimate of the period for which the assets will be used by the company; the recoverability of their book value is checked using the criteria shown in the section "Tangible Assets".
Goodwill and other intangible assets with indefinite useful life are not amortized.
The recoverability of their carrying value is checked at least annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. With reference to goodwill, this check is performed at the level of the smallest aggregate on which the company, directly or indirectly, evaluates the return on the capital expenditure that included said goodwill. Depreciations may not be revaluated.

Costs for scientific and technological research

Capital expended for the acquisition of new know-how or discoveries, the development of alternative products or processes, new techniques or modes, the design and realisation of prototypes or all other scientific and technological research and development activities are generally considered to be current costs and are expended to the year in which they are incurred.
Research and development costs are stated in the assets when:

a) there is the technical capacity to complete the asset and make it available for use or sale;
b) there is the intention to complete the asset and make it available for use or sale;
c) it is possible to make the asset available for use or sale;
d) it can be shown that the asset is able to produce future economic benefits;
e) technical, financial and other resources are available to complete development of the asset and make the asset available for use or sale;
f) the cost attributable to the intangible asset can be reasonably determined.

Financial fixed assets

Investments in subsidiaries excluded from consolidation, joint ventures and affiliates are accounted for using the equity method. If it does not result in a misrepresentation of the company's financial condition and consolidated results, subsidiaries excluded from consolidation may be accounted for at cost, adjusted for permanent impairment

of value.
Other investments are recognized at their fair value and their effects are charged to shareholders' equity. When fair value cannot be reasonably ascertained, investments are accounted for at cost, adjusted for permanent impairment of value.
When the reasons for their impairment cease to exist, investments accounted for at cost are revaluated within the limit of the impairment made and their effects are charged to the income statement.
The risk deriving from losses exceeding shareholders' equity is recognized in a specific reserve to the extent the parent company is required to fulfil legal or implicit obligations towards the subsidiary or to cover its losses.
Receivables and financial assets that must be maintained until expiry are stated at cost represented by the fair value of the initial exchanged amount adjusted to take into account direct external costs related to the transaction (e.g. fees of agents or consultants, etc.). The initial carrying value is then corrected to take into account capital repayments, devaluations and amortization of the difference between the reimbursement value and the initial carrying value; amortization is carried out on the basis of the effective internal rate of return represented by the rate that equalizes, at the moment of the initial revaluation, the current value of expected cash flows to the initial carrying value (so-called amortized cost method). The economic effects of the valuation to the amortized cost are charged to the item "Financial Income/(expenses)".

Current assets

Inventories, with the exception of contract work-in-progress, are stated at the lower price between the purchase price calculated according to the criteria for intangible assets and the market value.
The cost for inventories is determined by applying the weighted-average cost method.
As inventories mostly consist of spare parts, the market value thereof is represented by their replacement cost or by their net realisable value, if lower.

Contract work-in-progress relating to long-term contracts is stated on the basis of accrued contractual revenues, agreed with the customers using the percentage of completion method and complying with the principle of prudence.
Given the nature of the contracts and the type of work, the percentage of completion is calculated on the basis of the work performed, being the percentage of costs incurred with respect to the total estimated costs (cost-to-cost method).
Adjustments made for the economic effects of using this method with respect to the revenues invoiced are included under "work-in-progress" if positive or under "commercial payables" if negative.
The agreed revenues, where expressed in a foreign currency, are calculated by taking into account the exchange rate fixed by the designated hedge; the same method is used for any costs in a foreign currency.
The valuation of work-in-progress considers all directly related costs, contractual risks and contractual price revisions, where they can be objectively determined.
Modifications to original contracts, for additional works, are acknowledged when they can reasonably be undertaken. Contract losses are charged entirely to the year in which they become known.
Bidding costs are expended in the year in which they are incurred.

Financial assets held for trading and financial assets available for disposal are stated at fair value and the economic effects charged, respectively, to the income statement item "Financial Income/(Expenses)" and the shareholders' equity item "Other reserves".
When the conditions for the purchase or sale of financial assets provide for the settlement of the transaction and the delivery of the assets within a given number of days determined by entities controlling the market or by agreements (e.g. purchase of

securities on regulated markets), the transaction is entered at the date of settlement. Receivables are stated at their amortized cost (see above "Financial fixed assets").

Transferred financial assets are eliminated when the transaction, together with the cash flows deriving from it, lead to the substantial transfer of all risks and benefits associated to the property.

Treasury shares

Treasury shares are recorded at cost and as a reduction of shareholders' equity.

Financial liabilities

Debt is shown at the amortized cost.

Provisions for contingencies

Provisions for contingencies concern risks and charges of a definite nature and whose existence is certain or probable but for which at year-end the amount or date of occurrence remains uncertain. Provisions are made when: (i) there is a current obligation, either legal or implicit, deriving from a past event; (ii) it is probable that the fulfilment of that obligation will be expensive; (iii) the amount of the obligation can be accurately estimated. Provisions are stated at the value that represents the best estimate of the amount that the company would reasonably pay to fulfil the obligation or to transfer it to third parties at year-end.
When the financial effect of time is significant and the payment date of the obligations can be reasonably estimated, the provisions are discounted; the increase in the provision linked to the passing of time is charged to the income statement in the item "Financial Income/(Expenses)".
When the liability regards a tangible asset, the provision is stated as a contra to the asset to which it refers; the income statement charge is made with the amortization process.
The costs that the company expects to bear to carry out restructuring plans are recognized in the year in which the company formally defines the plan and the interested parties have developed the reasonable expectation that the restructuring will happen.
The provisions are periodically updated to show the variations of estimates of costs, production times and actuarial rates; the estimate revisions of the provisions are recognized in the same income statement item that had previously held the provision, or, when the liability regards tangible assets as a contra to the assets to which they refer.

Employee post-employment benefits

Post employment benefit plans are defined on the basis of plans, even if not formalized ones, which due to their mechanisms feature defined contributions plans or defined benefit plans. In the first case, the company's obligation, consisting in making payments to the State or to a trust or a fund, is determined on the basis of due contributions, minus any sums already paid.
The liabilities related to defined benefit plan[3], net of any plan assets, are determined on the basis of actuarial assumptions[4] and charged to the relevant year consistently with the employment period required to obtain the benefits; the evaluation of liabilities is made by independent actuaries.

3 Given the uncertainties related to their payment date, employee termination indemnities are considered as a defined benefit plan.

4 Actuarial assumptions concern, among other things, the following variables: (i) level of future salaries; (ii) employee mortality rate; (iii) employee turnover rate; (iv) share of participants with successors entitled to benefits (e.g. spouses and children); (v) for medical assistance plans, frequency of reimbursement claims and future changes in medical costs; (vi) interest rates.

The actuarial gains and losses of defined benefit plans, deriving from a change in the actuarial assumptions used or from a change in the conditions of the plan, are charged to the income statement, in the limits of the share of the discounted profit/loss not charged beforehand, that exceeds the greater of 10% of liabilities and 10% of the fair value of the plan assets (corridor method).

Revenues and costs

Revenues from sales of products and services rendered are recognized upon transfer of risks and benefits associated to the property or upon settlement of the transaction. Revenues are recognized upon shipment when the risks of loss are transferred to the acquirer at that date.
The allowances of revenues related to partially rendered services are recognized with respect to the accrued considerations, if it is possible to reasonably determine the state of completion and there are no relevant uncertainties concerning the amounts and the existence of the revenue and related costs; differently they are recognized within the limits of the recoverable costs incurred.
The revenues related to contract work-in-progress are recognized on the basis of contractual considerations by reference to the stage of completion of a contract measured on the cost-to-cost basis. Revenues for contract work-in-progress in a foreign currency are recognised at the euro exchange rate stated at the date of the stage of completion of the contract (SAL) acceptance by the customer or, at the exchange rate on the day of payment; work that has not yet been agreed is recognised at the year-end exchange rate. The requests of additional revenues, deriving from a change in the scope of the work, are included in the total amount of revenues when it is probable that the customer will approve the variation and the relevant amount; claims deriving for instance from additional costs incurred for reasons attributable to the client are included in the total amount of considerations when it is probable that the counterpart will accept them.

Revenues are stated net of returns, discounts, rebates and bonuses, as well as directly related taxation.
Costs are recognized when the related goods and services are sold, consumed or allocated, or when their future useful lives cannot be determined.
Labour costs include stock grants and stock options granted to managers from 1st January 2003, consistently with their actual remunerative nature. The cost is determined based on the fair value of the rights awarded to the employee, plus any charges borne by the employer (social contributions and employee termination benefits); the portion relevant to the year is calculated pro rata over the period to which the incentive refers (vesting period)[5]. The fair value of stock grants is represented by the current value of the shares at the date of the award, reduced by the current value of the expected dividends in the vesting period. The fair value of stock options is the value of the option calculated with the Black-Scholes method that takes into account the exercise conditions, current price of the shares, expected volatility and the risk-free rate.
The fair value of stock grants and stock option plans for Saipem S.p.A. employees is shown in the item "Labour costs - other costs" and as a contra to "Available reserves". The allowance for employee termination benefits and social contributions calculated on the fair value is recognised in a contra account in the item "Provision for employee benefits".
The fair value of stock grant plans for employees of controlled companies is shown at the date of option allocation in the item "Financial charges" and as a contra to "Available reserves" and is subsequently recharged to the various companies in a contra account in the item "Financial gains - other".
The fair value of stock option plans is shown as a contra-entry in the item "Retained earnings".

5 For stock grants, the period between the date of the award and the date of allocation of stock; for stock options, the period between the date of the award and the date on which the option can be exercised.

Exchange rate differences

Revenues and costs concerning transactions in foreign currency are stated at the exchange rate on the date that the transaction is completed.
Monetary assets and liabilities in foreign currency are converted into euro by applying the year-end exchange rate and the effect is stated in the income statement.
Non-monetary assets and liabilities in foreign currency valued at cost are stated at the initial exchange rate; when they are evaluated at fair value, at recoverable value or realizable value, the exchange rate applied is that of the day of recognition.

Dividends

Dividends are recognized at the date of the general shareholders' meeting declaring them.

Taxes

Current income taxes are determined on the basis of the estimated taxable income; the estimated liability is recognized in the item "Current tax liabilities". Current tax assets and liabilities are measured at the amount expected to be paid to (recovered from) the tax authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date.
Deferred tax assets or liabilities are recognized for temporary differences between the financial reporting and tax bases of assets and liabilities. Deferred tax assets are recognized when their realization is probable.
Deferred tax assets and liabilities are recorded under non-current assets and liabilities and are offset at single entity level if referred to offsettable taxes. The balance of the offset, if positive is recognized in the item "Deferred tax assets" and if negative in the item "Deferred tax liabilities".

Derivatives

Derivatives are assets and liabilities recognized at their fair value.
Derivatives are classified as hedging instruments when the relationship between the derivative and the subject of the hedge is formally documented and the effectiveness of the hedge is high and is checked periodically. When hedging instruments cover the risk of variation of the fair value of the hedged item (fair value hedge; e.g. hedging of the variability on the fair value of fixed interest rate assets/liabilities), the derivatives are stated at fair value and the effects charged to the income statement; consistently the hedged items are adjusted to reflect the variability of fair value associated with the hedged risk. When derivatives hedge the cash flow variation risk of the hedged item (cash flow hedge; e.g. hedging the variability on the cash flows of assets/liabilities as a result of the fluctuations of exchange rate), variations in the fair value of the derivatives are initially stated in net equity and then stated in the income statement consistently with the economic effects produced by the hedged transaction. The variation of the fair value of derivatives that do not meet the conditions required to qualify as hedging instruments are shown in the income statement.

Effects of the introduction of the International Financial Reporting standards (IFRS)

As of 1st January 2005, all European listed companies are required to produce their Consolidated Financial Statements in compliance with the new International Financial Reporting Standards (IFRS).
From the transition date of the new principles (1st January 2004), i.e. the beginning of the first comparative period, the balance sheet must:

- recognise all and only the assets and liabilities defined as such by the new accounting standards;
- evaluate assets and liabilities retrospectively as if the new accounting standards had been originally applied;
- reclassify items in the financial statements in accordance with IFRS.

The effect of the IFRS adjustments to the opening balances of assets and liabilities is reflected in the shareholders equity and takes into account the fiscal effect in the caption "deferred tax assets/liabilities".
With regard to IAS 32 and 39, pertaining to the evaluation and recognition of financial instruments including hedging contracts, Saipem opted to introduce them as of 1st January 2005, as authorised by IFRS 1 "First introduction of International Financial Reporting Standards", and therefore postpone their restatement.
Saipem has also opted , in compliance with IFRS1, not to restate business combinations and to assume at zero the cumulated translation differences of financial statements in currencies other than the euro of company shareholdings.

In compliance with the introduction of IFRS 1, the following are stated below: (i) the balance sheet for 2003 restated under IFRS; (ii) the income statement for 2004 restated under IFRS; (iii) the balance sheet for 2004 restated under IFRS; (iv) the reconciliations between the shareholders' equity, inclusive of minority interest, for 2003 and 2004 reported under Italian GAAP and shareholders' equity under IFRS; (v) the reconciliation between the Group's net income for 2004 reported under Italian GAAP and IFRS; (vi) the restatement of the cash flow statement at 31st December 2004.

The restatement/reconciliation tables have been prepared in view of the IFRS introduction as adopted by the European Commission. Given this specific aim, the information provided in this section is not intended to substitute the wider comparative information that will be provided in the first complete financial statements under IFRS.

The balances of reconciliations required by IFRS 1 have been subject to a full audit by PricewaterhouseCoopers.

IFRS applied are detailed under the section "Basis of preparation". Specifically, data contained in the reconciliation tables may be adjusted in compliance with future directives as issued by the European Commission or new guidelines issued by IASB and/or IFRIC.

Balance Sheet at 31st December 2003 and 2004

The tables below detail the restatement of the various balance sheet captions at 31st December 2003 and 2004 under IFRS, previously stated under Italian accounting principles (hereafter also referred to as Italian GAAP):

Balance Sheet (million euros)

	Previously used accounting principles	Effects of IFRS introduction	IFRS	Previously used accounting principles	Effects of IFRS introduction	IFRS
	31st December 2003			31st December 2004		
Net tangible fixed assets	1,694	26	1,720	1,688	24	1,712
Net intangible fixed assets	851	(23)	828	805	30	835
Financial investments	26	-	26	17	-	17
Non-current assets	2,571	3	2,574	2,510	54	2,564
Working capital, net	(79)	-	(79)	5	(3)	2
Provisions for contingencies	(117)	3	(114)	(118)	(4)	(122)
Net current assets	(196)	3	(193)	(113)	(7)	(120)
Employee termination benefits	(31)	-	(31)	(34)	1	(33)
Minority interest in net equity	(23)	-	(23)	(9)	-	(9)
Net debt	(953)	-	(953)	(866)	-	(866)
Net equity	**1,368**	**6**	**1,374**	**1,488**	**48**	**1,536**

At 31st December 2004, the effects of IFRS introduction have resulted in a 48 million euro increase in net equity.

Reconciliation of the Shareholders' equity at 31st December 2003 and 2004

The following table details the reconciliation between the shareholders' equity, inclusive of minority interest, at 31st December 2003 and 31st December 2004 reported under Italian GAAP and shareholders' equity under IFRS:

(million euros)

Ref.[6]		31st December 2003	31st December 2004
	Net equity under Italian GAAP	**1,368**	**1,488**
1	Capitalisation of periodic maintenance	64	74
1	Depreciation on periodic maintenance provision	(38)	(50)
1	Write-off of periodic maintenance provision	16	2
2	Research and Development costs that cannot be capitalised	(1)	(1)
3	Losses on employees' benefit plans	(15)	(11)
3	Effect on taxation	1	-
3	Evaluation of actualisation of employee termination benefits	-	1
4	Impairment of Moss Maritime's goodwill	(22)	(22)
4	Goodwill value restore	-	53
5	Reclassified fair value of stock grant plans - future years	(1)	(3)
5	Reclassified stock grant fund	2	5
	Total effect of IFRS introduction:	**6**	**48**
	Net equity under IFRS	**1,374**	**1,536**

6 *The number refers to the caption in the section entitled "Nature of main adjustments".*

Income statement 2004

The restatement of the various 2004 income statement captions under IFRS is as follows:

Income statemet	Previously used accounting principles	Effects of IFRS introduction	IFRS
(million euros)	Year 2004		
Revenues	4,306	-	4,306
Operating costs	(3,776)	(3)	(3,779)
Gross Operating Income	**530**	**(3)**	**527**
Amortisation and depreciation	(240)	41	(199)
Operating Income	**290**	**38**	**328**
Financial income/(expenses)	(23)	-	(23)
Income before income taxes	**267**	**38**	**305**
Income taxes	(67)	-	(67)
Minority Interest	(3)	-	(3)
Net Income	**197**	**38**	**235**

The effects of the introduction of the IFRS for the year 2004 have resulted in an increase in net income of 38 million euros.

Reconciliation of the Group's net equity for 2004

The reconciliation between the Group's net income for 2004 reported under Italian GAAP and IFRS is as follows:

(million euros)

Ref.[7]		Year 2004
	Net equity under Italian GAAP	**197**
1	Periodic maintenance provision value restore	(14)
1	Write-off of periodic maintenance costs	10
1	Amortisation of periodic maintenance	(12)
3	Evaluation of actualisation of employee termination benefits	1
4	Adjustment to Goodwill amortisation	53
	Total effect of IFRS introduction:	**38**
	Net equity under IFRS	**235**

7 The number refers to the caption in the section entitled "Nature of main adjustments".

Reclassified cash flow statement at 31st December 2004

The following table details the IFRS restatement of the reclassified cash flow statement at 31st December 2004 compiled in compliance with Italian accounting principles (hereafter Italian GAAP):

Cash flow statement (million euros)

	Previously used accounting principles	Effects of IFRS introduction	IFRS
	31st December 2004		
Net income	200	38	238
Amortisation and other non monetary components	318	(41)	277
Variation in net current assets and other monetary components	(158)	13	145
Investments and disposals	(184)	(10)	(194)
Variation in financial debt	(33)		(33)
Buy-back of treasury shares	(10)		(10)
Cash flow	(65)		(65)
Other variations	19		19
Variation in net debt	**87**	**-**	**87**

Nature of main adjustments

The following is a description of the main changes introduced in the 2003 balance sheet, whose effects are reflected in the 2004 income statement and balance sheet.

1) Different recognition of provisions for contingencies (ref. IAS 37 - Provisions, contingent liabilities and contingent assets; IAS 16 - Property, plant and equipment)

Under Italian GAAP, the reserve for contingencies concerns costs and charges of a determined nature, whose existence is certain or probable, but whose amounts or occurrence are not determinable at the period-end. The reserve for contingencies is stated on an undiscounted basis.

Under IFRS, a provision to the reserve for contingencies is made only if there is a current obligation considered "probable" as a consequence of events occurred before period-end deriving from legal or contractual obligations or from behaviours or announcements of the company that determine valid expectations in third parties (implicit obligations), provided that the amount of the liability can be reasonably determined. When the financial effect of time is significant and the date of the expense to clear the relevant obligation can be reasonably determined, the estimated cost is discounted on the basis of the risk-free rate of interest and adjusted for the Company's credit cost.

As for the reserve for periodic maintenance, under IFRS these costs are capitalized when incurred as a separate component of the asset and are depreciated according to their useful lives, as they do not represent a current obligation.

The application of IFRS determined an increase in shareholder equity at 31st December 2004 of 26 million euros and a decrease in 2004 net income of (16) million euros.

2) Adjustments to intangible assets
(ref. IAS 38 - Intangible assets)

Under Italian GAAP, costs for software development can be capitalized under certain circumstances. IFRS pose more stringent conditions for their capitalization.
The application of IFRS determined a decrease in shareholders equity at 31st December 2004 earnings of (1) million euros.

3) Employee benefits
(ref. IAS 19 - Employee benefits)

Under Italian GAAP, employee termination benefits are accrued during the period of employment of employees, in accordance with the law and applicable collective labour contracts.
Under IFRS, employee termination benefits (e.g. pension payments, life insurance payments, medical assistance after retirement, etc.) are defined on the basis of post-employment benefit plans which due to their mechanisms feature defined contributions plans or defined benefit plans. In the first case, the company's obligation consists of making payments to the state or to a trust or a fund.
Plans with defined benefits are pension, insurance or healthcare plans which provide for the company's obligation, also in the form of implicit obligation, to provide non formalized benefits to its former employees.[8] . The related discounted charges, determined with actuarial assumptions[9], are accrued annually on the basis of the employment periods required for the granting of such benefits.
The application of this principle determined a decrease in shareholders equity at 31st December 2004 of (10) million euros and an increase in 2004 net income of 1 million euros.

4) Goodwill amortisation
(ref. IAS 36 - Impairment of assets; IAS 38- Intangible assets)

Under Italian GAAP, goodwill is amortized on a straight-line basis in the periods of its expected utilization, provided it is no longer than five years; in case of specific conditions related to the kind of company the goodwill refers to, goodwill can be amortised for a longer period not exceeding 20 years.
Under IFRS, goodwill cannot be amortised, but it is subject to a yearly evaluation in order to define the relevant impairment, if needed.
The application of IFRS determined an increase in shareholders equity at 31st December 2004 of 31 million euros and an increase in 2004 net income of 53 million euros.

5) Stock grant schemes
(ref. IFRS 2 - Share-based payments)

Under Italian GAAP, the cost of stock-based compensation is recognised in the income statement at the stock grants fair value determined pro rata temporis over the year and accrued in a specific provision.
Under IFRS, for stock-based compensation, the company is to measure at fair value goods or services received and estimate the relevant net equity increase.
The application of IFRS determined an increase in shareholders equity at 31st December 2004 of 2 million euros.

8 Given the uncertainties related to their payment date, employee termination indemnities are considered as a defined benefit plan.

9 Actuarial assumptions concern, among other things, the following variables: (i) level of future salaries; (ii) employee mortality rate; (iii) employee turnover rate; (iv) share of participants with successors entitled to benefits (e.g. spouses and children); (v) for medical assistance plans, frequency of reimbursement claims and future changes in medical costs; (vi) interest rates.

Income statement at 30th June 2004

The restatement of the various income statement captions for the first half 2004 under IFRS is as follows:

Income Statement			(million euros)
	Previously used accounting principles	Effects of IFRS introduction	IFRS
		1st Half 2004	
Revenues	1,911	-	1,911
Operating costs	(1,664)	-	(1,664)
Gross Operating Income	**247**	**-**	**247**
Depreciation and amortisation	(120)	21	(99)
Operating Income	**127**	**21**	**148**
Financial income/(expenses)	(15)	-	(15)
Income before income taxes	**112**	**21**	**133**
Income taxes	(28)	-	(28)
Minority Interest	(2)	-	(2)
Net Income	**82**	**21**	**103**

The effects of the IFRS introduction in the first half 2004 have determined an increase in the net income of 21 million euros.

Reconciliation of consolidated net income for the first half 2004

The following is the reconciliation of consolidated net income for the first half 2004 with that deriving from the application of IFRS:

(million euros)

Ref.[10]		1st Half 2004
	Net income under Italian GAAP	82
1	Periodic maintenance provision value restore	(4)
1	Write-off of periodic maintenance costs	4
1	Amortisation of periodic maintenance	(5)
4	Adjustment to Goodwill amortisation	26
	Total effect of IFRS introduction:	**21**
	Net income under IFRS	**103**

10 The number refers to the caption in the section entitled "Nature of main adjustments".

Reclassified cash flow statement at 30th June 2004

The following table details the restatement under IFRS of the reclassified cash flow statement for the first half 2004.

(million euros)

	Previously used accounting principles	Effects of IFRS introduction	IFRS
Group net income	82	21	103
Third party income	2	-	2
Depreciation and amortisation	120	(21)	99
Other non-monetary items	54	4	58
Cash generated from operating income before variation in working capital	**258**	**4**	**262**
Variation in working capital relating to operations	(116)		(116)
Other monetary items	(25)		(25)
Net cash flow from operations	**117**	**4**	**121**
Investments	(88)	(4)	(92)
Disposals	4		4
Free cash flow	**33**	**-**	**33**
Variation in financial debt	(105)		(105)
Buy-back of treasury shares	(10)		(10)
Cash flow from share capital and reserves	(65)		(65)
Other variations	(9)		(9)
Net cash flow	**(156)**	**-**	**(156)**
Free cash flow	**33**	**-**	**33**
Buy-back of treasury shares	(10)		(10)
Cash flow from share capital and reserves	(65)		(65)
Other variations	(14)		(14)
Variation in net debt	**(56)**	**-**	**(56)**

Introduction of the IAS 32 and IAS 39

With regard to IAS 32 and 39, pertaining to the evaluation and recognition of financial instruments including hedging contracts, Saipem opted to introduce them as of 1st January 2005, as authorised by IFRS 1 "First introduction of International Financial Reporting Standards", and without restating the values for comparison purposes.
The introduction of the two aforementioned principles has therefore modified the balance sheet at 1st January 2005 as follows:

(million euros)

	IFRS 31st December 2004	Effect of the IAS 32/39 introduction	IFRS 1st January 2005	IFRS 30th June 2005
Net tangible fixed assets	1,712	-	1,712	1,788
Net intangible fixed assets	835	-	835	835
Financial investments	17	-	17	28
Non-current assets	2,564	-	2,564	2,651
Working capital, net	2	67	69	(11)
Provisions for contingencies	(122)	-	(122)	(134)
Net current assets	(120)	67	(53)	(145)
Employee termination benefits	(33)	-	(33)	(34)
Minority interest in net equity	(9)	-	(9)	(11)
Net debt	(866)	(8)	(874)	(942)
Net equity	**1,536**	**59**	**1,595**	**1,519**

The nature of adjustments that affected net equity at 1st January and 30th June 2005 are as follows:

(million euros)

	1st January 2005	30th June 2005
Treasury shares reclassified against Net Equity;	(22)	(40)
- Effects associated with the evaluation at fair value of foreign currency hedging contracts;	89	(57)
- Effects associated with the evaluation at fair value of interest rate hedging contracts.	(8)	(11)
Total adjustments as per IAS 32 and 39:	**59**	**(108)**

The application of IAS 39 resulted in additional financial charges, for the six month period ended 30th June 2005, for 7 million euros consisting of: valuation at fair value of the forward component of foreign currency hedging contracts (4 million euros) and valuation at fair value of interest rate hedging contracts (3 million euros).

Auditors' report on the effects of the introduction of the IFRS

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers SpA

AUDITOR'S REPORT ON THE STATEMENTS OF RECONCILIATION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

To the Board of Directors
of Saipem SpA

1. We have audited the accompanying statements of reconciliation to International Financial Reporting Standards ("IFRS") of the Saipem Group, comprising the consolidated balance sheets as of 1 January 2004 and 31 December 2004, the consolidated net income for the year ended 31 December 2004 and the reconciliations of the consolidated shareholders' equity as of 1 January 2004 and 31 December 2004 and of the related explanatory notes (hereinafter, the "IFRS Reconciliation Statements"), as presented in the Section "Effects of the introduction of the IFRS" to the Quarterly Report for the quarter ended 31 March 2005. These IFRS Reconciliation Statements are derived from the consolidated financial statements of the Saipem Group as of 31 December 2004, prepared in accordance with the Italian regulations governing the criteria for their preparation, which we have previously audited and on which we issued our auditor's report dated 12 April 2005. The IFRS Reconciliation Statements have been prepared as part of the Group's conversion to International Financial Reporting Standards (IFRS) as adopted by the European Commission. These IFRS Reconciliation Statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these IFRS Reconciliation Statements based on our audit.

2. We conducted our audit in accordance with generally accepted auditing standards. In accordance with such standards our audit was planned and performed to obtain the necessary assurance about whether the IFRS reconciliations are materially misstated. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the IFRS Reconciliation Statements, as well as assessing the appropriateness and correct application of the accounting principles and the reasonableness of the estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

3. In our opinion, the IFRS Reconciliation Statements identified in paragraph 1 above, taken as a whole, have been prepared in all material respects in accordance with the criteria and principles set out in article 82-bis of

PRICEWATERHOUSECOOPERS

CONSOB Regulation no. 11971/1999 as adopted by Resolution no. 14990 of 14 April 2005.

4. We draw your attention to the following matters described in the explanatory notes:

- the IFRS Reconciliation Statements have been prepared in view of the conversion to the IFRS as adopted by the European Commission: given this specific aim, the information provided is not intended to substitute the wider information, also comparative, that will be provided in the first complete set of financial statements under IFRS.

- the data presented in the IFRS Reconciliation Statements may require adjustments in compliance with future directives issued by the European Commission or new guidelines issued by IASB and/or IFRIC.

Milan, 9 August 2005

PricewaterhouseCoopers SpA

Andrea Alessandri
(Partner)

This report has been translated into the English language solely for the convenience of international readers

(2)

Economic results

Foreword

As previously stated, revenues and associated profit levels, particularly in the Offshore and Onshore Construction sectors, L.N.G. (Liquefied Natural Gas), and, to a lesser extent, in the Drilling, Leased FPSO and M.M.O. (Maintenance, Modification and Operation) sectors, are not consistent over time, as they are not only influenced by market performance but also by climatic conditions and individual project schedules. Consequently, the results from any one particular fiscal period or fraction thereof can vary significantly, thereby precluding a direct comparison with the same period in other fiscal years and do not allow for extrapolation of figures from a single quarter to the entire year.

Consolidated income statement (million euros)

	Second Quarter			First Half		
	2004	2005	Var.%	2004	2005	Var.%
Revenues						
Revenues from operations	1,006	1,165	15.8	1,911	2,119	10.9
Other revenues and income	4	2	-	5	3	-
Total revenues	**1,010**	**1,167**	**15.5**	**1,916**	**2,122**	**10.8**
Operative costs						
Purchases, services and other costs	(708)	(837)	-	(1,317)	(1,493)	-
Payroll and related costs	(177)	(206)	-	(352)	(381)	-
Amortisation, depreciation and write-downs	(48)	(42)	-	(99)	(94)	-
Operating income/(loss)	**77**	**82**	**6.5**	**148**	**154**	**4.1**
Financial expenses	(11)	(*) (16)	-	(22)	(*) (26)	-
Income/(expenses) from investments						
Effect of the evaluation using the net equity method	3	7	-	7	12	-
Income taxes	**(15)**	**(16)**	-	**(28)**	**(30)**	-
Net income before mimority interest	**54**	**57**	**5.6**	**105**	**110**	**4.8**
Minority interest	(1)	(2)	-	(2)	(2)	-
Net income	**53**	**(**) 55**	**3.8**	**103**	**(**) 108**	**4.9**
Cash flow (Net income + depreciation and amortisation)	**101**	**(**) 97**	**(4.0)**	**202**	**(**) 202**	**-**

(*) Include 7 million euros resulting from the application of IAS 39.

(**) Include the negative effect of the introduction of IAS 39, net of tax effect, which amounted to 6 million euros.

In line with the annual financial statements and the six-monthly report, this quarterly report includes the reclassified consolidated income statement by destination of costs.

This reclassification is normally used to analyse the positive and negative income components, which determine the contribution from operations (i.e. operating income before general and administrative expenses) for the various business sectors in which Saipem operates.

Operating income and costs by destination						(million euros)
	Second Quarter			First Half		
	2004	2005	Var.%	2004	2005	Var.%
Revenues	**1,006**	**1,165**	**15.8**	**1,911**	**2,119**	**10.9**
Operating costs	(859)	(1,026)		(1,629)	(1,850)	
Idle costs	(20)	(8)		(39)	(19)	
Selling expenses	(21)	(18)		(36)	(34)	
Research and development costs	(1)	(2)		(3)	(3)	
Other operating income, net	1	1		2	1	
Contribution from operations	**106**	**112**		**206**	**214**	
General and administrative expenses	(29)	(30)		(58)	(60)	
Operating income	**77**	**82**	**6.5**	**148**	**154**	**4.1**

Second Quarter

Revenues for the second quarter 2005 amounted to 1,165 million euros, an increase of 159 million euros versus the second quarter 2004.
Operating costs amounted to 1,026 million euros, an increase of approximately 19.4% versus those for the same period 2004. The increase in operating costs is linked to greater volumes generated during the period.
Labour costs amounted to 206 million euros, a 16.4% increase versus the second quarter 2004
Contribution from operations in the second quarter 2005 amounted to 112 million euros, an increase of 6 million euros versus the second quarter 2004, which has been analysed in depth under the various business units.
General and administrative expenses in the second quarter 2005 amounted to 30 million euros, a 3.4% increase versus the same quarter the previous year.
Hence, operating income stood at 82 million euros.

First Half

Revenues for the first half 2005 amounted to 2,119 million euros, an increase of 208 million euros versus the first half 2004, mainly due to higher levels of activity in the Offshore Construction and LNG sectors.
Operating costs amounted to 1,850 million euros, an increase of approximately 13.6% versus those for the same period 2004. Higher operating costs are linked to the growth in revenues over the first six months of the year.
Labour costs amounted to 381 million euros, an 8.2% increase over the first half 2004.
Contribution from operations in the first half 2005 amounted to 214 million euros, an increase of 8 million euros versus with the first half 2004.
General and administrative expenses in the first half 2005 amounted to 60 million euros, an increase of 2 million euros versus those for the same period the previous year.
Hence, operating income stood at 154 million euros.

Human resources

The following table provides data comparing average employment levels at the end of 2004 and the first half 2005.

Average workforce	Year 2004	30th June 2005
Italian personnel	2,443	2,504
French personnel	3,839	3,826
Other nationalities	15,393	16,080
Total	**21,675**	**22,410**
Offshore Construction	6,958	7,485
Offshore Drilling	1,042	1,040
Leased FPSO	94	115
Onshore Construction	7,531	7,090
Onshore Drilling	2,165	2,273
Liquefied Natural Gas	697	701
Maintenance Modification and Operation	1,613	1,712
Staff positions	1,575	1,994
Total	**21,675**	**22,410**
No. of engineers at end of period	**3,508**	**3,598**

Workforce


18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
Italian personnel
French personnel
Other nationalities
Year 2004
30th June 2005

Consolidated balance sheet and financial position

(million euros)

	31st December 2004 (*)		30th June 2005	
Net tangible fixed assets		1,712		1,788
Net intangible fixed assets		835		835
		2,547		2,623
- Offshore Construction	1,146		1,199	
- Offshore Drilling	725		732	
- Leased FPSO	65		81	
- Onshore Construction	245		243	
- Onshore Drilling	80		82	
- Liquefied Natural Gas	175		175	
- Maintenance Modification and Operation	83		84	
- Other	28		27	
Financial investments		17		28
Non-current assets		**2,564**		**2,651**
Working capital	70		(11)	
Provision for contingencies	(123)		(134)	
Net current assets		**(53)**		**(145)**
Employee termination benefits		**(33)**		**(34)**
Capital employed		**2,478**		**2,472**
Net equity		**1,595**		**1,519**
Minority interest in net equity		**9**		**11**
Net debt		**874**		**942**
Cover		**2,478**		**2,472**
Issued and outstanding shares		**441,177,500**		**441,181,100**

* *Figures have been adjusted following the introduction of IAS 32 and IAS 39 from 1st January 2005.*

Investments

(million euros)

	Second Quarter		First Half	
	2004	2005	2004	2005
Offshore Construction	18	43	38	82
Offshore Drilling	14	14	28	27
Leased FPSO	1	16	1	16
Onshore Construction	2	-	12	6
Onshore Drilling	2	5	3	7
Liquefied Natural Gas	1	-	4	1
Maintenance Modification and Operation	-	-	-	1
Saipem Offices	3	1	6	1
Total	**41**	**79**	**92**	**141**

Investments in the first half 2005 amounted to 137 million euros (87 million in the same period 2004) and consisted mainly of the following: maintenance and upgrading of existing asset base (66 million euros); investments in vessels and equipment for specific projects, mainly Kashagan and Sakhalin (41 million euros); capex to strengthen the operating bases/yards in Kazakhstan and West Africa (14 million euros); the purchase of a tanker which, after conversion, is due to operate on Petrobras' Golfinho 2 field in Brazilian waters from late 2006 (16 million euros).

Variation in net equity

(million euros)

	30th June 2004	31st December 2004	1st January 2005	30th June 2005
Initial Group Net Equity	**1,374**	**1,374**	**1,536**	**1,595**
Group Net Income	103	235	-	108
IAS Net equity adjustments	1	4	-	-
First application of IAS 32 & 39 – treasury shares	-	-	(22)	(18)
First application of IAS 32 & 39 – fair value hedging operations	-	-	81	(126)
Dividend distribution	(65)	(65)	-	(65)
Exchange rate differences	17	(12)	-	25
Total	**56**	**162**	**59**	**(76)**
Resulting Group Net Equity	**1,430**	**1,536**	**1,595**	**1,519**

The net equity during the first half 2005 decreased by 76 million euros due to the value of treasury shares bought back in order to service the stock grant and stock option schemes, which were duly reclassified (18 million euros), the fair value of hedging operations (Interest Rate Swaps) of 126 million euros and dividend distribution (65 million euros), partially offset by the net income for the period of 108 million euros and the effect of exchange rate differences of 25 million euros.

Reclassified statement of cash flow and variation in net debt (million euros)

	1st Half 2004	1st Half 2005
Group net income	103	108
Third party income	2	2
Depreciation and amortisation	99	94
Other non-monetary items	58	54
Cash generated from operating income before variation in working capital	**262**	**258**
Variation in working capital relating to operations	(116)	(51)
Other monetary items	(25)	(36)
Net cash flow from operations	**121**	**171**
Investments	(92)	(141)
Disposals	4	1
Free cash flow	**33**	**31**
Variation in financial debt	(105)	253
Buy-back of treasury shares	(10)	(18)
Cash flow from share capital and reserves	(65)	(65)
Other variations	(9)	6
Net Cash Flow	**(156)**	**207**
Free Cash Flow	**33**	**31**
Buy-back of treasury shares	(10)	(18)
Cash flow from share capital and reserves	(65)	(65)
Other variations	(14)	(16)
Variation in net debt	**(56)**	**(68)**

Net financial debt

Net financial debt at 30th June 2005 amounted to 942 million euros, versus 874 million euros at 1st January 2005.

The income generated during the period (202 million euros) and the increase in employee termination benefits (1 million euros) only partially compensated for capital expenditure in tangible and intangible fixed assets (141 million euros), the increase in net current assets (34 million euros), payments of dividends (65 million euros), the buy-back of treasury shares (18 million euros), the effect of exchange rate conversions of financial statements in other currencies (4 million euros) and the variation of monetary components (9 million euros). This resulted in an increase in net financial debt of 68 million euros.

In the second quarter 2005, net financial debt decreased by 37 million euros from 979 million euros at 31st March 2005 to 942 million euros at 30th June 2005.

The company's financial position at 30th June 2005 shows short-term net financial debt of 459 million euros (379 million at 31st December 2004) and medium/long term financial debt of 483 million euros (487 million at 31st December 2004).

☐ New contracts

In the first half 2005, Saipem was awarded new contracts totalling 2,242 million euros (1,934 million euros in the same period 2004), of which 1,644 million euros in the Offshore sectors (Construction and Drilling).
The most significant orders awarded in the second quarter 2005 include:

Offshore Construction

- on behalf of Total Upstream Nigeria, the EPIC contract AKPO in Nigeria, comprising engineering, procurement, construction, installation and commissioning of subsea pipelines, umbilicals and risers, in addition to the construction of an oil offloading system, the installation of an FPSO mooring system and the laying of a gas pipeline between the FPSO and the Amenam AMP2 platform;
- on behalf of BP Berau Ltd, two EPIC contracts comprising engineering, procurement, construction and installation of two platforms and two subsea pipelines as part of the "Tangguh LNG Project" in the Berau Bay region of Indonesia;
- on behalf of Talisman Energy UK, the Tweedsmuir project in the British sector of the North Sea, comprising the laying of a pipeline and a pipe-in-pipe flowline for a piggy-backed gas pipeline;
- on behalf of Statoil, the Tampen Link project in Norway, comprising the laying of a pipeline linking the Statfjord B platform to an existing pipeline;
- on behalf of Raffineria di Gela S.p.A., a contract in Sicily, comprising the design, procurement and installation for the replacement of an existing pipeline;
- on behalf of Offshore Oil Engineering Co., the Dong Fang and Lu Feng projects in China, comprising the installation of two jackets and associated piles, two decks and a pipeline.

Offshore Drilling

- on behalf of Total Exploration & Production Angola, the two-year lease plus the option of a further two years of the drillship Saipem 10000. Drilling operations will be performed on the Rosa field, 200 km off the Angolan coast, at water depths of approximately 1,700 metres;
- on behalf of IEOC (International Egyptian Oil Company), the eight-month lease of the semi-submersible platform Scarabeo 4 in Egyptian waters.

Onshore Construction

- on behalf of Sonatrach/Sonelgaz, the EPC-type project Berrouaghia in Algeria for the construction of a gas-fired power station;

Onshore Drilling

- on behalf of Eni E&P, the one-year lease of two rigs in Italy;
- on behalf of KPO, the one-year lease of two rigs in Kazakhstan;
- on behalf of Burren Petroleum, the one-year lease of a rig in Turkmenistan;
- on behalf of Burlington Resources, the one-year lease of a rig in Algeria;
- on behalf of Sonatrach, the five-month lease of a rig in Algeria;
- on behalf of Ninotsminda Oil Company Georgia, the four-month lease, plus the option of a further two months, of a rig in Georgia;
- on behalf of Petrobras, the one-year lease of a rig in Peru;
- on behalf of PDVSA, the six-month lease of a rig in Venezuela;
- on behalf of Emir Oil, the two-month extension of the lease for a rig in Kazakhstan.

Liquefied Natural Gas (L.N.G.)

- on behalf of Freeport LNG Development L.P., the Freeport project in the USA, comprising engineering and procurement of tanks for an LNG regassification terminal on the Quintana island in Texas; the project is in association with Technip and Zachry;
- on behalf of BVT LNG, the Costa Azul project in Mexico comprising the construction of infrastructure for the mooring and dry-docking of tankers. The contract was awarded to a consortium formed by Saipem and the Mexican company Gutsa;
- on behalf of Travaux Public de Monaco, the Monaco Port project in the Principality of Monaco, entailing the construction of various large structures to be used as foundation for the port's waterworks. The contract was awarded to the consortium comprising Bouygues TP.

Maintenance Modification and Operation (M.M.O.)

- on behalf of Eni Congo S.A., the three-year contract with an option of a further two years, for the maintenance of offshore platforms as well as onshore facilities in Congo.

At end of June 2005, the backlog stood at 5,429 million euros (5,306 million euros at 31st December 2004).

As announced on 26th July 2005, Saipem has signed a preliminary agreement with Petrobras for a contract with a nominal value of approximately 600 million US dollars, for the provision and management of an FPSO unit due to operate for the development of the Golfinho 2 field off the coast of Brazil.

Management expectations for 2005

The positive overall trend of the market and Saipem's credibility and competitiveness, especially on complex projects in frontier areas, underpin expectations for 2005 to achieve further revenue growth, improving on the 2004 record, as well as the award of new contracts so as to maintain the high backlog level.
The company's financial results are affected by Saipem's substantial euro denominated structural costs, whilst the currency of its reference market is the US Dollar.
The impact of the euro/dollar exchange rate variations is felt approximately one year after contract award, i.e. the average time lag between contract acquisition (and hedging), and execution. In 2005 therefore, Saipem will carry out contracts that were won (and hedged) when the euro was particularly strong.
Conversely, volumes are expected to grow and prices may be adjusted, albeit gradually, in line with the variations in the euro/US Dollar exchange rate in those business sectors and those areas where US competition is weakest. This, at present, confirms expectations that, in 2005, the Group can repeat the record 2004 results, with possible room for further improvement.

Capital expenditure for 2005 is estimated at approximately 350 million euros, and will cover maintenance and upgrading of the existing asset base, investments in new equipment for specific projects, capex to strengthen the operating bases/yards in Kazakhstan, Nigeria and Angola, and the commencement of works for the conversion of a tanker into an FPSO unit due to operate on the Petrobras' Golfinho 2 field in Brazilian waters.

Forward-looking statements are based on a number of assumptions and expectations that could ultimately prove inaccurate, as they are subject to risks and variables outside the company's control. These include: currency fluctuations, interest rate fluctuations, the level of capital expenditure in the oil and gas industry, as well as other industries, political instability in the Persian Gulf and/or other regions, and actions by the competition. Moreover, contract execution is also subject to variables outwith the company's control, such as weather conditions. Actual results could therefore differ materially from the forward-looking statements.

Analysis by business sector

Offshore Construction

(million euros)

	Second quarter		First half	
	2004	2005	2004	2005
Revenues	606	686	1,175	1,257
Operating expenses, net of cost of materials	(428)	(427)	(868)	(834)
Cost of materials	(99)	(172)	(154)	(255)
Depreciation and amortisation	(23)	(20)	(47)	(44)
Contribution from operations (*)	56	67	106	124
New orders awarded	577	879	1,122	1,505

(*) Operating income before general and administrative expenses

The backlog at 30th June 2005 amounted to 3,551 million euros, of which 1,228 million are to be realised in the second half 2005.

- Revenues for the first half 2005 amounted to 1,257 million euros, a 7% increase versus the same period 2004. The areas that recorded the highest levels of activity were West and North Africa.

- Contribution from operations in the first half 2005 amounted to 124 million euros, equal to 9.9% of revenues, versus 106 million euros, equal to 9% of revenues in the same period 2004. The increase in margin with respect to the previous year is due to improved efficiency particularly related to a number of projects that are in their final stage of completion.

Offshore Drilling

(million euros)

	Second quarter		First half	
	2004	2005	2004	2005
Revenues	76	71	140	140
Operating expenses	(51)	(48)	(87)	(88)
Depreciation and amortisation	(11)	(10)	(22)	(22)
Contribution from operations (*)	14	13	31	30
New orders awarded	8	5	40	139

(*) Operating Income before general and administrative expenses

The backlog at 30th June 2005 amounted to 316 million euros, of which 105 million are to be realised in second half 2005.

- Revenues for the first half 2005 are in line with those recorded in the same period 2004.

- Contribution from operations in the first half 2005 fell by 1 million euros when compared to the same period 2004, with profitability going from 22.1% to 21.4% of revenues. This downturn is due mainly to the US Dollar devaluation and reduced utilisation of the drillship Saipem 10000.

- Vessel utilisation was as follows:

Vessel	Days under contract	
Semi-submersible platform Scarabeo 3	181	
Semi-submersible platform Scarabeo 4	69	a
Semi-submersible platform Scarabeo 5	181	
Semi-submersible platform Scarabeo 6	181	
Semi-submersible platform Scarabeo 7	181	
Drillship Saipem 10000	164	a
Jack-up Perro Negro 2	164	b
Jack-up Perro Negro 3	181	
Jack-up Perro Negro 4	181	
Jack-up Perro Negro 5	-	a

a = for the remaining days (to 181), the vessel underwent upgrading works in readiness for a new contract.

b = for the remaining days (to 181), the vessel underwent class reinstatement works.

☐ Leased FPSO

(million euros)

	Second quarter		First half	
	2004	2005	2004	2005
Revenues	16	7	24	13
Operating expenses	(8)	(4)	(12)	(7)
Depreciation and amortisation	(3)	(2)	(5)	(4)
Contribution from operations (*)	5	1	7	2
New orders awarded	9	2	9	3

(*) Operating Income before general and administrative expenses

The backlog at 30th June 2005 amounted to 107 million euros, of which 9 million are to be realised in second half 2005.

- In the first half 2005, revenues decreased by 11 million euros versus the same period 2004. This fall in volumes and the five million euro reduction in contribution from operations when compared to the first half 2004, are mainly due to the execution of the Prestige project was in full operation during 2004.
- The production units FPSO-Firenze and FPSO-Mystras have been in continuous operation during both periods of 2005 and 2004.

Onshore Construction

(million euros)

	Second quarter		First half	
	2004	2005	2004	2005
Revenues	157	186	278	332
Operating expenses, net of cost of materials	(111)	(131)	(185)	(227)
Cost of materials	(26)	(37)	(55)	(68)
Depreciation and amortisation	(4)	(4)	(10)	(11)
Contribution from operations (*)	16	14	28	26
New orders awarded	72	50	319	144

(*) Operating Income before general and administrative expenses

The backlog at 30th June 2005 amounted to 575 million euros, of which 319 million are to be realised in the second half 2005.

- Revenues in the first half 2005 amounted to 332 million euros, a 19.4% increase, versus the same period 2004, due to higher levels of activity on the Sakhalin project in Russia and the full-scale operations of projects in Nigeria.

- Contribution from operations, in the first half 2005, amounted to 26 million euros, versus 28 million euros in the same period 2004, with margins declining from 10.1% to 7.8%. This fall in profitability is partially attributed to increased commercial costs in the period.

☐ Onshore Drilling

(million euros)

	Second quarter		First half	
	2004	2005	2004	2005
Revenues	39	52	78	93
Operating expenses	(30)	(41)	(59)	(72)
Depreciation and amortisation	(4)	(4)	(9)	(8)
Contribution from operations (*)	5	7	10	13
New orders awarded	9	30	37	79

(*) Operating income before general and administrative expenses

The backlog at 30th June 2005 amounted to 282 million euros of which 79 million are to be realised in second half 2005 and includes the five-year contract on behalf of Agip KCO to be carried out using two client-owned rigs on Block D of the Kashagan field in Kazakhstan.

- Revenues for the first half 2005 show a 19.2% growth versus those of the same period 2004, mainly attributed to increased activities in South America.

- Contribution from operations in the first half 2005 increased by 3 million euros versus the same period last year, with a margin on revenues rising from 12.8% to 14%. This recovery in profitability is due to improved operating efficiency mainly in Saudi Arabia.

- Average utilisation of rigs stood at 91% (76% in the first quarter 2004); rigs were located as follows: 12 in Peru, 8 in Saudi Arabia, 8 in Venezuela, 2 in Italy, 4 in Algeria, 1 in Egypt, 2 in Kazakhstan and 1 in Georgia.
  In addition, 5 third-party rigs were deployed in Peru and 1 in Kazakhstan by the joint-venture company SaiPar.
  Finally, 1 rig owned jointly with third parties operated in Kazakhstan.

☐ Liquefied Natural Gas (L.N.G.)

(million euros)

	Second quarter		First half	
	2004	2005	2004	2005
Revenues	52	75	93	133
Operating expenses	(46)	(71)	(77)	(123)
Depreciation and amortisation	-	(1)	(1)	(2)
Contribution from operations (*)	6	3	15	8
New orders awarded	210	92	213	183

(*) Operating Income before general and administrative expenses

The backlog at 30th June 2005 amounted to 497 million euros, of which 180 million are to be realised in second half 2005.

- Operations carried out mainly in China, Morocco and Belgium allowed revenues to grow to 133 million euros in the first half 2005, a 43% increase versus the same period the previous year.

- In the first half 2005, contribution from operations amounted to 8 million euros, or 6% of revenues (first half 2004: 15 million euros, or 16.1% of revenues). This contraction in margin is mainly attributed to the significant increase in cost of materials on projects nearing completion.

Maintenance, Modification and Operation (M.M.O.)

(million euros)

	Second quarter		First half	
	2004	2005	2004	2005
Revenues	60	88	123	151
Operating expenses	(55)	(81)	(112)	(139)
Depreciation and amortisation	(1)	-	(2)	(1)
Contribution from operations (*)	4	7	9	11
New orders awarded	124	127	194	189

(*) Operating Income before general and administrative expenses

The backlog at 30th June 2005 amounted to 101 million euros, of which 43 million are to be realised in the second half 2005.

- Operational activities, carried out mainly in France, Italy, West Africa and Russia enabled revenues for the first half 2005 to reach 151 million euros, a 28 million euro increase versus the same period 2004.

- Contribution from operations, in the first half 2005, amounted to 11 million euros, versus 9 million euros in the same period 2004, with profitability unchanged at 7.3% of revenues.

Saipem

A Joint Stock Company with Registered Office
in San Donato Milanese (MI), Italy
Fully paid-up Share Capital Euro 441,181,100
Fiscal Code and Milan Companies' Register No. 00825790157
Other offices:
Cortemaggiore (PC) - Via Enrico Mattei, 20

Website: www.saipem.eni.it
Operator: +39-025201

Information for Shareholders
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI)

Relations with istitutional investors and financial analysts:
Fax: +39-0252054295
E-mail: investor.relations@saipem.eni.it

Publications
Secon quarter report at 30th June 2005 (in English)
Relazione trimestrale al 30 giugno 2005 (in Italian)
First quarter report at 31st March 2005 (in English)
Relazione trimestrale al 31 marzo 2005 (in Italian)
Financial Report at 31st of December 2004 (in English)
Bilancio al 31 dicembre 2004 (in Italian)

Health, Safety Environment 2004 (in Italian and English)

Also available on Saipem's website: www.saipem.eni.it

Design: Fausta Orecchio/Orecchio acerbo
Cover: Lorenzo Mattotti
Printed by: Impronta Grafica - Cantù